Exhibit 99.1

Castor Maritime Inc. Announces the Sale of the M/V Magic Venus for $17.5 Million with an Expected Net Gain of $3.5 Million

Limassol, Cyprus, January 5, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that on December 21, 2023, the Company entered into an agreement with an  entity beneficially owned by a family member of our Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, a 2010-built Kamsarmax bulk carrier vessel, for a price of $17.5 million. The terms of the transaction were negotiated and approved by a special committee of our disinterested and independent directors. The vessel is expected to be delivered to its new owner by the end of the first quarter of 2024.

The Company expects to record during the first quarter of 2024 a net gain of approximately $3.5 million from the sale of the M/V Magic Venus, excluding any transaction related costs.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 17 vessels, with an aggregate capacity of 1.4 million dwt, currently consisting of one Capesize vessel, the M/V Magic Orion which the company agreed to sell on December 7, 2023, five Kamsarmax vessels including the M/V Magic Venus, nine Panamax dry bulk vessels, including the M/V Magic Moon which the Company agreed to sell on November 10, 2023, and two 2,700 TEU containership vessels.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include factors and uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein or the occurrence of any event, change or other circumstance that could cause us to record a different net gain or loss than expected on the sale of the M/V Magic Moon, the M/V Magic Orion and the M/V Magic Venus, factors and uncertainties in connection with the effects of the Company’s spin-off transaction or any similar transaction, our business strategy, dry bulk and containership market conditions and trends, the rapid growth of our fleet, the consummation of any sale of any of our vessels, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts, “trade wars”, global public health threats and major outbreaks of disease), existing or future disputes, proceedings or litigation, including the outcome or costs associated with the Company’s previously announced efforts to recover compensation and damages in relation to the terminated prior sale of the M/V Magic Moon, changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com